January 12, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Anuja Majmudar
Loan Lauren Nguyen

Re:	Gold Royalty Corp.
Draft Registration Statement on Form F-1
Submitted December 7, 2020
CIK No. 0001834026

Ladies and Gentlemen:

This letter is submitted on behalf of Gold Royalty Corp. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated December 29, 2020 regarding the Company’s Draft Registration Statement on Form F-1 submitted to the Commission on December 7, 2020 (the “Registration Statement”). For ease of reference, the comments in the Staff’s letter are reproduced below in italicized form. Terms that are not otherwise defined have the meanings ascribed to them in the Registration Statement.

Draft Registration Statement on Form F-1 Submitted December 7, 2020

Risk Factors

Our expected royalties and other interests are on properties owned and operated by subsidiaries of GoldMining, page 15

1.

Revise your disclosure here to clarify, if true, that GoldMining is not obligated to enter into any additional royalty agreements with you following the offering and is not limited in its ability to compete against you.

The Company acknowledges the Staff’s comment and has revised the Registration Statement to clarify that GoldMining is not obligated to enter into any additional royalty agreements with the Company following the offering and GoldMining is not limited in its ability to compete against the Company. Please see page 15 of the Registration Statement.

Advisory Board, page 78

2.	We note the disclosure that you have an advisory board in place, "complete with individuals who have various backgrounds and experience to complement [y]our operations, mission and business strategy." Please update the disclosure in this section and disclose whether there are any formal agreements or compensation arrangements in place for your advisors.

The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 78 of the Registration Statement.

Related Party Transactions, page 88

3.	Please enhance this disclosure to include the material terms of the Royalty Purchase Agreement which was entered into on November 27, 2020. We may have additional comments upon a review of the agreement.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company believes that the material terms of the Royalty Purchase Agreement, which it believes are comprised of the purchase price, identification of the royalties and their terms, and the parties, have been appropriately disclosed in the Registration Statement.

Underwriting, page 110

4.	We note the disclosure that you have been advised by the representatives of the underwriters that the underwriters intend to make a market in your common shares and the accompanying warrants. Please update this disclosure and amend the registration statement, as applicable, to register the market-making activities, including by adding disclosure in a footnote to the registration statement fee table, the prospectus cover page and this underwriting section.

The Company acknowledges the Staff’s comment and advises the Staff on a supplemental basis that H.C. Wainwright & Co., LLC and BMO Capital Markets Corp. have informed the Company that they do not plan to make a market in any of the Company’s securities. The Company has revised the Registration Statement accordingly. Please see page 110 of the Registration Statement.

General

5.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has not, nor has anyone on its behalf, presented any written communications, as defined in Rule 405 under the Securities Act to potential investors in reliance on Section 5(d) of the Securities Act. In the event that the Company prepares written communications that it expects to be presented to potential investors in reliance on Section 5(d) of the Securities Act, the Company intends to retain copies of such communications and will provide copies of such communications to the Staff.

*      *     *

Should the Staff have any questions concerning the enclosed matters, please contact the undersigned at (212) 659-4974.

Very truly yours,

/s/ Rick Werner
Rick Werner, Esq.

cc:	David Garofalo, Chief Executive Officer, Gold Royalty Corp.
Josephine Man, Chief Financial Officer, Gold Royalty Corp.
Rod Talaifar, Sangra Moller LLP